I-Link Incorporated
13751 S. Wadsworth Park Drive Suite 200
Draper, Utah 84020

Dear I-Link Incorporated:

        As your strategic partner, Red Cube International AG would like to strongly affirm our commitment to the growth and success of I-Link. As part of this commitment to your success, Red Cube desires to assist I-Link in gaining access to the financial resources it may need, as rapidly as possible, in order for it to become more successful by:

(1)	the cash conversion of the outstanding warrants that will be acquired by Red Cube as part of the purchase of the securities of I-Link owned by Winter Harbor, L.L.C.,
(2)	assisting I-Link in developing greater research analyst and institutional investor interest in I-Link, and
(3)	working with I-Link to achieve greater efficiency and increased revenues so that the internal operations of I-Link are better able to meet the company's financial needs.

        In addition, recognizing that our future growth and success is dependant on one another, Red Cube is affirming its commitment to a long term investment in I-Link and further would like to incentivize the I-Link management directly to the success of Red Cube through either direct equity or option participation in Red Cube. We look forward to working with you even more closely in the future.

With best regards,

/s/ Nicklaus F. Zenger

Red Cube International AG
Niklaus F. Zenger, CEO